
02030123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 20000

☐ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transmission period from _____ to ______

Commission file number 33-37261
1-6407

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: SOUTHERN UNION SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: SOUTHERN UNION, One PEI Center, Second Floor, Wilkes-Barre, Pennsylvania 18711



INFORMATION TO BE INCLUDED IN THE REPORT

The following information is provided as an amendment to supplement the information previously filed in the Southern Union Savings Plan Annual Report on Form 11-K and is not meant to replace any information previously filed.

Changes in Registrant's Certifying Accountant

New Independent Certified Public Accountants

Pursuant to the recommendation of its Employee Benefits Committee, and as a result of the movement of certain of its corporate functions from Austin, Texas to Wilkes-Barre, Pennsylvania, Southern Union Company (the "Company") has effected the following changes to the Southern Union Savings Plan (the "Registrant" or the "401(k) Plan"). As of March 28, 2002, the Company has:

- Terminated Bull & Associates of Austin, Texas as the independent public accountant responsible for auditing the financial statements of the 401(k) Plan, and
- Engaged Parente Randolph, PC of Wilkes-Barre, Pennsylvania, to be the independent public accountants responsible for auditing the financial statements of the 401(k) Plan.

Bull & Associates' report on the financial statements of the 401(k) Plan for each of the past two years has not contained an adverse opinion or a disclaimer of opinion, and no such report was modified as to uncertainty, audit scope, or accounting principles. In addition, for the last two fiscal years and the subsequent interim periods prior to the dismissal of Bull & Associates there were no disagreements with Bull & Associates on any matter regarding accounting principles or practices, financial statement disclosure, or audit scope or procedures.

Prior to their current engagement as independent public accountants responsible for auditing the financial statements of the 401(k) Plan, Parente Randolph, PC has never been engaged by Southern Union Company or the 401(k) Plan in any capacity.

Both Bull & Associates and Parente Randolph, PC were provided an opportunity to review and comment on the disclosure provided above. The 401(k) Plan has requested Bull & Associates furnish the 401(k) Plan with a letter addressed to the Commission stating that it agrees with the statements made by the 401(k) Plan in this Form 11-K/A. The 401(k) Plan will file that letter as an exhibit to an amendment to this report within 10 business days of filing this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee who administers the Southern Union Savings Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION SAVINGS PLAN

By: Wells Fargo Bank N.A.



By: ______________________
Name: Debra A. Lageschulte
Title: Vice President

Dated: April 4, 2002
San Francisco, California

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